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                              July 14, 2021

       Paul W. Orban
       Executive Vice President and Chief Financial Officer
       DISH DBS Corporation
       9601 South Meridian Boulevard
       Englewood, CO 80112

                                                        Re: DISH DBS
Corporation
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2021
                                                            Filed May 4, 2021
                                                            File No. 333-3192

       Dear Mr. Orban:

               We have reviewed your July 2, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 23, 2021 letter.

       Form 10-Q for the Quarterly Period Ended March 31, 2021

       Financial Statements
       Note 10. Financial Information for Subsidiary Guarantors, page 29

   1.                                                   The disclosures
specified in Rule 13-01(a) of Regulation S-X are required for each guaranteed security
subject to Section 13(a) or 15(d) of the Securities Exchange Act of
                                                        1934. Based on Exhibit
22 filed in response to prior comment 1, we note that Sling TV
                                                        Holding L.L.C. is a
subsidiary that guarantees the 7.375% Senior Notes due 2028 issued by DISH DBS
Corporation, but does not guarantee the other Senior Notes listed therein.
                                                        Please tell us how you
considered this difference in subsidiary guarantors in the financial and non-financial
disclosures required by Rule 13-01 included in your Form 10-Q, and whether separate
disclosures distinguishing between each issuer and guarantor structure and/or guaranteed
security are necessary.
 Paul W. Orban
DISH DBS Corporation
July 14, 2021
Page 2

       You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



FirstName LastNamePaul W. Orban                         Sincerely,
Comapany NameDISH DBS Corporation
                                                        Division of Corporation
Finance
July 14, 2021 Page 2                                    Office of Technology
FirstName LastName